SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

September 23, 2010

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Penwest Pharmaceuticals Co. Preliminary Proxy Statement on Schedule 14A Filed on September 7, 2010 File No. 001-34267

Ladies and Gentlemen:

On behalf of Penwest Pharmaceuticals Co. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34267) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 7, 2010. The Company is filing this Amendment No. 1 in response to comments contained in the letter dated September 15, 2010 (the “Letter”) from Jeffrey Riedler of the staff (the “Staff”) of the Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer. The response set forth below is based upon information provided to Skadden, Arps, Slate, Meagher & Flom LLP by the Company. The response is keyed to the numbering of the comment and the heading used in the Letter. The Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 1. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement.

On behalf of the Company, we advise you as follows:

Where You Can Find More Information, page 78

1.	We note that you have not incorporated by reference the Current Reports on Form 8-K that you filed on February 25, 2010 and June 25, 2010. Please include these two filings together with the ones that you have listed in this discussion as being incorporated by reference to your proxy statement.

Response:	The Company has revised the Preliminary Proxy Statement pursuant to the Staff’s comments by adding the Current Reports on Form 8-K that the Company filed on February 25, 2010, June 25, 2010 and September 20, 2010 to the list of filings being incorporated by reference into the Company’s proxy statement.

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The Company acknowledges that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Very truly yours,

/s/ Ann Beth Stebbins

Ann Beth Stebbins

Enclosures

cc: Jennifer L. Good